NO ACT

16
1-9-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000131

DIVISION OF
CORPORATION FINANCE

January 14, 2013

George P. Long, III
The PNC Financial Services Group, Inc.
george.long@pnc.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/14/13

Re: The PNC Financial Services Group, Inc.

Dear Mr. Long:

This is in regard to your letter dated January 9, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in PNC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that PNC therefore withdraws its December 24, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

George P. Long, III
Chief Governance Counsel and Corporate Secretary
T 412-762-1901 F 412-705-2194 george.long@pnc.com



January 9, 2013

Via Electronic Mail ***(shareholderproposals@sec.gov)***

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, NE
WASHINGTON D.C. 20549

Re: The PNC Financial Services Group, Inc. – Withdrawal of No-Action Request Dated December 24, 2012 Regarding Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Dear Ladies and Gentlemen:

We refer to our letter dated December 24, 2012 (the "**No-Action Request**"), pursuant to which we requested that the staff of the Division of Corporation Finance concur with our view that The PNC Financial Services Group, Inc. (the "**Company**") may exclude a shareholder proposal and statement in support (the "**Proposal**") received from the United Brotherhood of Carpenters Pension Fund (the "**Proponent**"), from the Company's proxy statement and form of proxy for its 2013 annual meeting of shareholders.

Attached as Exhibit A hereto is a letter from the Proponent to the Company, dated January 3, 2013, stating that the Proponent has withdrawn the Proposal. In reliance on this letter, the Company hereby withdraws its No-Action Request.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (412) 762-1901. Thank you for your attention to this matter.

Sincerely,

George P. Long, III
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.

Attachment

cc: Edward J. Durkin, United Brotherhood of Carpenters

The PNC Financial Services Group
One PNC Plaza 249 Fifth Avenue Pittsburgh Pennsylvania 15222
www.pnc.com



Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 412-762-9275]

January 3, 2013

George P. Long, III
Chief Governance Counsel and
Corporate Secretary
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Dear Mr. Long:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to PNC Financial Services Group on November 8, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted the Fund's withdrawal of the Proposal. It is our hope that in the future PNC Financial Services Group might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

George P. Long, III
Chief Governance Counsel and Corporate Secretary
T 412-762-1901 F 412-705-2194 george.long@pnc.com



December 24, 2012

Via Electronic Mail (*shareholderproposals@sec.gov*)

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, NE
WASHINGTON D.C. 20549

Re: The PNC Financial Services Group, Inc. – Exemptive Order Relating to Shareholder Proposal Received from the United Brotherhood of Carpenters Pension Fund

Dear Ladies and Gentlemen:

This letter is to inform the Securities and Exchange Commission (the "**Commission**") that The PNC Financial Services Group, Inc. ("**PNC**" or the "**Company**") intends to omit from its proxy statement and form of proxy for its 2013 annual meeting of shareholders (collectively, the "**2013 Proxy Materials**") a shareholder proposal and statement in support (the "**Proposal**") received from the United Brotherhood of Carpenters Pension Fund (the "**Proponent**").

Pursuant to Staff Legal Bulletin No. 14D ("**SLB 14D**"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by use of the Commission email address (shareholderproposals@sec.gov), in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and I have included my name and telephone number both in this letter and the cover email accompanying this letter. I am simultaneously forwarding by overnight mail and by email to edurkin@carpenters.org a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from its 2013 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company is filing this letter with the Commission no later than 80 calendar days before the Company expects to file its definitive 2013 Proxy Materials with the Commission. PNC intends to begin mailing the 2013 Proxy Materials no later than March 14, 2013.

Furthermore, Rule 14a-8(k) of the Exchange Act and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Pursuant to Staff Legal Bulletin No. 14F, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season my electronic mail address is george.long@pnc.com and the Proponent's electronic mail address is edurkin@carpenters.org. I request that the Staff e-mail a copy of its determination to me.

BASIS FOR EXCLUSION

We respectfully request that the staff issue a no-action letter, concurring with the Company that it may exclude the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Furthermore, we request the Staff's concurrence that we may exclude the Proposal under Rule 14a-8(i)(3) because it is vague and indefinite.

PROPOSAL

The Proposal, which is attached as Exhibit A to this letter, includes the following resolution:

> **Therefore, Be it Resolved:** That the shareholders of PNC Financial Services Group, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

BACKGROUND

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**") created a new requirement that, at least once every three years, public companies include in a proxy, consent, or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules require compensation disclosure, a separate resolution, subject to shareholder vote, to approve on an advisory basis the compensation of executives, as disclosed in Item 402 of Regulation S-K. This is often called the "say-on-pay" vote.

The Dodd-Frank Act also provides that public companies must, at least once every six years, submit to shareholders a resolution to determine whether the "say-on-pay" vote will be submitted to shareholders every one, two, or three years. This is sometimes called the "frequency vote."

On April 1, 2011, the Commission adopted Rule 14a-21 to implement these provisions of the Dodd-Frank Act. Rule 14a-21(a) requires companies to offer the advisory "say-on-pay" vote to approve the compensation of the company's named executive officers, as disclosed in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and other narrative executive compensation disclosures. Rule 14a-21(b) provides that public companies must offer shareholders the frequency vote at least every six years. Further, in the adopting release for Rule 14a-21, the Commission stated that "an issuer should be permitted to exclude subsequent shareholder proposals that seek a vote on the same matters as the shareholder advisory votes on say-on-pay and frequency required by Section 14A(a) [of the Exchange Act]." *See* Exchange Release Nos. 34-9178 and 34-63768 (January 25, 2011) at p. 42.

The Company has fully complied with Rule 14a-21. The Company first provided a "say-on-pay" vote to its shareholders in 2009 and has provided this advisory vote to shareholders for four successive years. Over the past four years, PNC's "say-on-pay" proposals have received an average support of 96% of the votes cast by its shareholders, with shareholder support ranging from 95 to 97% across those four years.

In 2011, as required by the Dodd-Frank Act and Rule 14a-21, PNC management included a frequency vote in its proxy materials for its 2011 Annual Meeting of Shareholders. In that vote, 87% of the shares cast (and 66% of the outstanding shares) selected an annual "say-on-pay" vote.[1] In response to the overwhelming shareholder support for annual "say-on-pay" votes, the Company's Board of Directors affirmed the shareholders' recommendation and implemented an annual "say-on-pay" vote. The Company included a "say-on-pay" vote in its proxy materials for its 2012 annual meeting of shareholders. Importantly, the Company will submit this proposal to its shareholders again in 2013.

ANALYSIS

[1] The results of the voting on the frequency of the advisory vote on executive compensation were as follows:

Frequency	Votes in Favor	% of Votes Cast	% of Votes Outstanding
One Year:	347,436,806	86.6%	66.1%
Two Years:	1,683,305	0.4%	0.3%
Three Years:	52,145,471	13.0 %	9.9%

I. PNC may exclude the Proposal under Rule 14a-8(i)(10) because it was substantially implemented.

The Company may exclude the Proposal from the 2013 Proxy Materials because it has substantially implemented the Proposal under Rule 14a-8(i)(10) of the Exchange Act.

A. The Commission's rules permit a company to exclude a proposal relating to advisory votes on executive compensation and the frequency of such votes.

Rule 14a-8(i)(10) under the Exchange Act includes the following footnote:

> "A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter."

This footnote specifically applies to shareholder proposals that seek a different frequency of the "say-on-pay" vote than that implemented by the issuer. Exchange Release Nos. 34-9178 and 34-63768 (January 25, 2011) at p. 44, fn. 152. The situation described in this footnote is exactly what has happened here. As described above, approximately 87% of the shares voted favored an annual vote on executive compensation. Recognizing this clear preference from the Company's shareholders, the Board of Directors decided to implement an annual "say-on-pay" vote. The Company held these votes in 2009, 2010, 2011, and 2012, and will offer a "say-on-pay" vote again in 2013. The Board of Directors intends to continue offering a say-on-pay vote every year until the shareholders express a preference for a different frequency. The Company expects to hold another frequency vote in 2017, and will hold such frequency votes at least as often as Section 14A(a)(2) of the Exchange Act requires.

The Proposal calls for a triennial vote, contrary to the preference of the majority of the Company's shareholders. It would needlessly burden the Company and its shareholders to include the Proposal in the 2013 Proxy Materials. In this regard, the Company agrees with the Commission's statement that "in these circumstances, additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes regarding the frequency of say-on-pay votes." Exchange Release Nos. 34-9178 and 34-63768 (January 25,

2011) at p. 44. For these reasons, the Company may exclude the Proposal under the express language of the footnote to Rule 14a-8(i)(10).

B. The Staff has previously found that the Proponent's formulation of a "triennial, multi-faceted" vote is substantially duplicative of the advisory vote that the Company currently offers to its shareholders.

While the Proponent may argue that the Proposal differs from the resolutions that the Company currently offers to its shareholders, there is little meaningful difference. Indeed, the Staff came to this conclusion when it reviewed a similar proposal from the Proponent in *The Procter & Gamble Co.* (avail. July 21, 2009). In that situation, Procter & Gamble planned to include in its proxy statement a shareholder proposal relating to executive compensation from another shareholder, Walden Asset Management ("**Walden**"). The Walden proposal was an annual vote that afforded an "up or down vote" on the executive compensation package that was set forth in the proxy statement. In other words, the Walden proposal was essentially the same as the "say-on-pay" vote currently implemented by PNC. The Proponent sought to include a similar compensation proposal in the same proxy statement. The Proponent argued that its proposal differed from Walden's proposal because of the "multi-faceted" approach as well as the triennial ballot in its proposal. In that situation, the Staff issued a no-action letter concluding that it would not recommend enforcement action under Rule 14a-8(i)(11) if Procter & Gamble excluded the Proponent's proposal.

In the current situation, although we are applying the basis for exclusion set forth in Rule 14a-8(i)(10) rather than Rule 14a-8(i)(11), the analysis is similar. Like the Walden proposal, the Company's say-on-pay proposal also is an annual vote and provides an up or down vote on executive compensation as disclosed in the proxy statement. For the reasons set forth in *The Procter & Gamble Co.*, the Proposal here is unnecessary because it substantially duplicates the Company's existing say-on-pay proposal.

C. The Proposal is substantially duplicative of the Company's current practices, despite differences in the wording and scope of the Proposal.

As discussed above, PNC has provided its shareholders with the opportunity to cast an advisory vote on executive compensation as disclosed under Item 402 of Regulation S-K. In the past, the Staff concurred that companies substantially implemented proposals if those companies could demonstrate that they took action to address a shareholder's proposal. *See, e.g.*, *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Here, such action was taken. The Company's say-on-pay proposal, like the Proposal, allows shareholders an advisory vote as to whether they approve of PNC's executive compensation.

Further, although the Proposal also addresses implementing a multifaceted vote on executive compensation, the Company still substantially implemented the Proposal. Previous no-action letters suggest that proposals may differ in their precise terms and breadth and still be substantially duplicative if the principal focus, or core issue, is the same. For example, in *Comcast Corp.* (avail. Mar. 2, 2006), the Staff agreed that a proposal eliminating all severance pay to management that would cause an individual's annual compensation to be above $500,000 substantially duplicated a proposal requiring shareholder approval before providing severance benefits to executives that exceed 2.99 times the sum of the executives' base salary plus bonus. Although the method to limit severance pay was different in each proposal, the proposals were considered substantially duplicative because the principal focus was the same. *See also, e.g., Int'l Paper Co.* (avail. Feb. 19, 2008) (concurring with excluding a proposal asking that the board remove super-majority vote requirements as substantially duplicative of a proposal asking that the board adopt simple majority vote requirements); *PepsiCo Inc.* (avail. Jan. 31, 2008) (concurring with excluding a proposal for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that shareholders vote upon).

The Staff adopted the substantially implemented standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See Exchange Act Release No. 20091* (Aug. 16, 1983). Since then, the Staff has made clear that a proposal need not be fully effected by the company to meet the substantially implemented standard. *See Texaco Inc.* (available Mar. 28, 1991). In *Texaco Inc.*, the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, and procedures compare favorably with the guidelines of the proposal." Under Staff precedent, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999); *AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010). In these matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) even where the proposal was not implemented exactly as proposed.

The purpose of a "say-on-pay" vote is to provide the Company's shareholders with an opportunity to give advisory input with respect to executive compensation. Both the Company's and the Proponent's proposals accomplish this purpose. Under both proposals, shareholders have the opportunity to voice approval or disapproval on all of the executive compensation disclosed under Item 402 of Regulation S-K. Each proposal provides the shareholders with the opportunity to ratify executive compensation by voting on an advisory resolution, and each proposal specifies that the compensation to be examined is that of the named executive officers as set forth in the proxy statement. Therefore, there is no meaningful difference between the proposals.

For the reasons described above, PNC has, and will continue to, substantially implement the Proposal's essential objectives. Therefore, it may exclude the Proposal under Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Under Rule 14a-8(i)(3), PNC may exclude the Proposal because it is "contrary to...Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal violates Rule 14a-8(i)(3) if it "is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *see also, e.g., Dyer* v. *SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (stating that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail"); *Wyeth* (avail. March 19, 2009) (The Staff issued a no-action letter where the company argued the proposal failed to adequately describe an applicable director independence standard).

In addition, the Staff has concluded that a shareholder proposal may be sufficiently misleading and excluded where the company and shareholders could interpret the proposal differently so that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (avail. March 12, 1991); *see also, e.g., Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (concurring that a proposal seeking to restrict Berkshire from investing in securities of any foreign corporation engaging in activities prohibited by an Executive Order was vague and indefinite because it was unclear exactly what investments would be prohibited); *Prudential Financial Inc.*, (avail. Feb. 16, 2007) (concurring that a proposal seeking shareholder approval rights for senior management incentive compensation programs that "provide benefits only for earnings increases based only on management controlled programs" was vague and indefinite because it was unclear which of the company's compensation elements were included, how the company would determine what portion of its earnings were attributable to something other than "management controlled programs" and whether the proposal was seeking shareholder approval for the management controlled programs as well as the compensation programs); *NYNEX Corp.*, (avail. January 12, 1990) (concurring with omitting a proposal relating to noninterference with the government policies of certain foreign nations because it was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal"). *See also, Occidental Petroleum Corporation* (avail. February 11, 1991); *Southeast Banking Corporation* (avail. February 8, 1982); *Wyeth* (avail. March 19, 2009); *The Boeing Corporation* (avail. February 10, 2004); *Pfizer Inc.* (avail. January 29, 2008); *Capital One Financial Corporation* (avail. February 7, 2003).

Here, the Proposal violates Rule 14-8(i)(3) because it is vague and indefinite. The Proposal raises issues as to what and how many resolutions will be put to a shareholder vote if the Proposal was adopted. For example:

- How many different resolutions would be on the ballot for shareholder approval?
- Would there be a vote on an overall compensation plan in addition to a vote on the compensation of the Company's named executive officers as disclosed in the proxy statement?
- What does "overall compensation plan" mean? Would the company be required to draft and develop an "overall compensation plan?"
- Would this "overall compensation plan" be for one year of compensation for the named executive officers, or for three years since it is a triennial vote?
- Would there be one vote to collectively approve or disapprove of the annual incentive plan, the long-term incentive plan(s), and the post-employment benefits, or would each of these "components" be put forth for shareholder approval or disapproval separately?
- If separately, would shareholders vote on the long-term incentive plans collectively or individually, by plan?
- Would shareholders vote on the post-employment benefits collectively or individually, by benefit?
- If shareholders vote to approve the compensation of PNC's named executive officers as described and disclosed in the proxy statement, but vote against the "overall compensation plan," what would that mean?
- If shareholders disapprove of any of the "three key components of the named executive officer's compensation plan" voted upon but approve of the "overall compensation plan," what would that mean?

The Proposal leaves too many questions unanswered for shareholders to fully understand on what they would be voting. Likewise, if passed, it is unclear what action or measures PNC should take to implement the Proposal. *See Int'l Business Machines Corp.*, (avail. Jan. 26, 2009) (permitting exclusion under Rule 14a-8(i)(3) where a proposal asking the board to amend the bylaws and other governing documents to give holders of 10% of IBM's outstanding common stock the power to call special shareholder meetings was subject to multiple conflicting interpretations making it so vague and indefinite that neither the shareholders voting nor the company in implementing the proposal would be able to determine with reasonable certainty exactly what actions the proposal requires); *General Electric Company*, (avail. Jan. 26, 2009) (same).

The Proposal's supporting statement does not clarify these ambiguities. It notes that the Proposal will allow shareholders to "vote on each of the three key components," and lists as "components" the "annual incentive compensation," "long-term compensation" and "post-employment compensation." But the supporting statement does not explain these "components" in any detail; it is as ambiguous as the resolution.

The ambiguities in the Proposal are material because there is a substantial likelihood that a reasonable shareholder would consider this information important in deciding how to vote regarding a matter. Shareholders are entitled to know exactly what actions or measures the Proposal will require. *See New York City Employees' Retirement Sys.* v. *Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote"). A reasonable shareholder would consider the above bulleted issues material in deciding how to vote. But because the Proposal is vague, confusing, and subject to conflicting interpretations, it is impossible for shareholders to accurately know how PNC would implement the Proposal, if adopted. Accordingly, the Proposal is contrary to Rule 14a-9 and PNC may exclude it under Rule 14a-8(i)(3).

CONCLUSION

As discussed above, (i) PNC substantially implemented the Proposal under Rule 14a-8(i)(10) and (ii) the Proposal is materially misleading, violating Rule 14a-9. Thus, and based on the facts and the no-action letter precedent discussed above, PNC intends to exclude the Proposal from its proxy materials under Rule 14a-8(i)(10) and Rule 14a-8(i)(3). By this letter, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if PNC excludes the Proposal from its 2013 Proxy Materials. If you have any questions or would like any additional information regarding the foregoing, please contact me.

Sincerely,



George P. Long, III
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 412-762-9275]

November 8, 2012

George P. Long, III
Chief Governance Counsel and
Corporate Secretary
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Dear Mr. Long:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PNC Financial Services Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 8,111 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of PNC Financial Services Group, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.